Exhibit 99.2

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Phénélope SEMAVOINE

Tel.: + 33 (0) 1 47 44 76 29

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Azerbaijan: Total makes a major gas discovery in the Caspian Sea

Paris, September 9, 2011 - Total announces a major gas discovery in the Caspian Sea in the Absheron block offshore Azerbaijan.

The Absheron X-2 well has encountered more than 500 feet of cumulated net gas pays within high quality sands on the northern flank of a major 270 square kilometres structure. Reservoirs are expected to extend over the entire northern part of the structure.

The well’s first results confirm a potential of several trillion cubic feet of gas and associated condensates.

“This discovery could be very significant in terms of resources” said Total’s Senior Vice President Exploration, Marc Blaizot. “It is the result of Total’s bolder exploration strategy aimed at exploring high risk/high reward prospects both in prolific and frontier basins particularly in high pressure, deeply buried reservoirs. Our geoscientists and drillers have all the skills to make other discoveries in similar environments like the United Kingdom, Brunei, Malaysia or Egypt where new permits have been recently awarded to Total.”

The well is currently at a depth of approximately 6,550 metres. Drilling will continue to explore further deeper objectives that look attractive. The well will then be tested to better confirm the reservoir potential.

The Absheron discovery is located in 500 metres of water, 100 kilometres south east of Baku, some 25 kilometres north east of the Shah Deniz gas and condensate field.

Total subsidiary, Total EP Absheron is the operator of the Absheron license with a 40% equity. The partners are SOCAR (40%) and GDF SUEZ (20%).

Total Exploration and Production in Azerbaijan

In Azerbaidjan, Total has been present since 1996. In the country, the Group’s equity production reached 13,000 barrels equivalent of oil per day in 2010 from the Shah Deniz field in which Total holds a 10% share.

Total holds a 10% interest in South Caucasus Pipeline Company, owner of the SCP (South Caucasus Pipeline) gas pipeline that transports the gas produced in Shah Deniz to the Turkish and Georgian markets. Total also holds a 5% interest in BTC Co., owner of the BTC (Baku-Tbilisi-Ceyhan) oil pipeline, which connects Baku and the Mediterranean Sea.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com